UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Tempur-Pedic International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88023U 10 1 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Friedman Fleischer & Lowe Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 20,912,848 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,912,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,912,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88023U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FFL Executive Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 20,912,848 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,912,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,912,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88023U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Friedman Fleischer & Lowe GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 20,912,848 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,912,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,912,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88023U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tully M. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 20,912,848 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,912,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,912,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88023U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher A. Masto

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 20,912,848 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,912,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,912,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

Tempur-Pedic International Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1713 Jaggie Fox Way Lexington, KY 40511

Item 2.	(a)	Name of Person Filing

This schedule is being filed on behalf of the following persons:

		(i)	Friedman Fleischer & Lowe Capital Partners, LP

(ii) FFL Executive Partners, LP

(iii) Friedman Fleischer & Lowe GP, LLC

(iv) Tully M. Friedman

(v) Christopher A. Masto

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of the persons filing this Schedule 13G is One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

	(c)	Citizenship

Friedman Fleischer & Lowe Capital Partners, L.P., FFL Executive Partners, L.P. and Friedman Fleischer & Lowe GP, LLC are organized under the laws of the state of Delaware. Messrs. Friedman and Masto are citizens of the United States of America.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

88023U 10 1

Item 3.

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

		Friedman Fleischer & Lowe Capital Partners, L.P.	20,912,848 shares
		FFL Executive Partners, L.P.	20,912,848 shares
		Friedman Fleischer & Lowe GP, LLC	20,912,848 shares
		Tully M. Friedman	20,912,848 shares
		Christopher A. Masto	20,912,848 shares

(b)	Percent of class:

	Friedman Fleischer & Lowe Capital Partners, L.P.	21.5%
	FFL Executive Partners, L.P.	21.5%
	Friedman Fleischer & Lowe GP, LLC	21.5%
	Tully M. Friedman	21.5%
	Christopher A. Masto	21.5%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	Friedman Fleischer & Lowe Capital Partners, L.P.	0 shares
	FFL Executive Partners, L.P.	0 shares
	Friedman Fleischer & Lowe GP, LLC	0 shares
	Tully M. Friedman	0 shares
	Christopher A. Masto	0 shares

(ii) Shared power to vote or to direct the vote:

	Friedman Fleischer & Lowe Capital Partners, L.P.	20,912,848 shares
	FFL Executive Partners, L.P.	20,912,848 shares
	Friedman Fleischer & Lowe GP, LLC	20,912,848 shares
	Tully M. Friedman	20,912,848 shares
	Christopher A. Masto	20,912,848 shares

(iii) Sole power to dispose or to direct the disposition of:

	Friedman Fleischer & Lowe Capital Partners, L.P.	0 shares
	FFL Executive Partners, L.P.	0 shares
	Friedman Fleischer & Lowe GP, LLC	0 shares
	Tully M. Friedman	0 shares
	Christopher A. Masto	0 shares

(iv) Shared power to dispose or to direct the disposition of:

	Friedman Fleischer & Lowe Capital Partners, L.P.	20,912,848 shares
	FFL Executive Partners, L.P.	20,912,848 shares
	Friedman Fleischer & Lowe GP, LLC	20,912,848 shares
	Tully M. Friedman	20,912,848 shares
	Christopher A. Masto	20,912,848 shares

The shares of Common Stock beneficially owned by the persons named in this Schedule 13G are directly held by Friedman Fleischer & Lowe Capital Partners, L.P. (“FFL Capital Partners”) and FFL Executive Partners, L.P. (“FFL Executive Partners” and together with FFL Capital Partners, the “FFL Funds”) in the amounts set forth below:

FFL Capital Partners	20,541,256 shares	21.1% of class
FFL Executive Partners	371,592 shares	0.4% of class

Friedman Fleischer & Lowe GP, LLC (“FFL GP”) is the General Partner of the FFL Funds. As such, FFL GP may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Funds, and each of the FFL Funds may be deemed to share voting and investment power in each other’s shares through FFL GP. FFL GP disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein.

Tully M. Friedman and Christopher A. Masto are, respectively, Senior Managing Member and Managing Member of FFL GP and have the power to vote or direct the voting of the shares held by the FFL

Funds. Messrs. Friedman and Masto disclaim beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

By:	Friedman Fleischer & Lowe GP, LLC, its general partner

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

FFL EXECUTIVE PARTNERS, L.P.

By:	Friedman Fleischer & Lowe GP, LLC, its general partner

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

FRIEDMAN FLEISCHER & LOWE GP, LLC

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

/S/ TULLY M. FRIEDMAN

Tully M. Friedman

/S/ CHRISTOPHER A. MASTO

Christopher A. Masto

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Tempur-Pedic International Inc.

Dated as of the 17th day of February, 2004.

FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

By:	Friedman Fleischer & Lowe GP, LLC, its general partner

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

FFL EXECUTIVE PARTNERS, L.P.

By:	Friedman Fleischer & Lowe GP, LLC, its general partner

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

FRIEDMAN FLEISCHER & LOWE GP, LLC

By:	/S/ CHRISTOPHER A. MASTO

Name:	Christopher A. Masto
Title:	Managing Member

/S/ TULLY M. FRIEDMAN

Tully M. Friedman

/S/ CHRISTOPHER A. MASTO

Christopher A. Masto